
07002752

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2007 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 45388

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
401(k) Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

98 San Jacinto Blvd. Suite 1100
(No. and Street)

Austin	Texas	78701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa A. Janda — (512) 344-3288
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 07 2007
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 West Courtyard, Ste. 400	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry Bramlett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **401(k) Investment Services, Inc.**, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President and CEO

Title

Notary Public

SANDRA L. ERWIN
Notary Public, State of Texas
My Commission Expires
July 25, 2007

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB + Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

401(k) INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of The 401(k) Companies, Inc.)

Financial Statements, Supplemental Schedule and Other Information

December 31, 2006

(With Independent Auditor's Report Thereon)

401(k) INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of The 401(k) Companies, Inc.)

Index to Financial Statements, Supplemental Schedule, and Other Information

December 31, 2006

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of 401(k) Investment Services, Inc.:

We have audited the accompanying statement of financial condition of 401(k) Investment Services, Inc. (a wholly owned subsidiary of The 401(k) Companies, Inc.) as of December 31, 2006, and the related statements of operations, shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 401(k) Investment Services, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 11, Nationwide Financial Services, Inc. has entered into an agreement to sell The 401(k) Companies, Inc.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 16, 2007

PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

SAN FRANCISCO, CALIFORNIA
50 Francisco Street, Suite 120
San Francisco, CA 94133
tel (415) 399-1330
fax (415) 399-9212

ORANGE COUNTY, CALIFORNIA
18301 Von Karman Avenue, Suite 430
Irvine, CA 92612
tel (949) 724-9564
fax (949) 724-9860

AUSTIN, TEXAS
5918 West Courtyard, Suite 400
Austin, TX 78730
tel (512) 258-9670
fax (512) 258-5895

HOUSTON, TEXAS
5847 San Felipe, Suite 3210
Houston, TX 77057
tel (713) 426-3500
fax (713) 426-3553

401(k) INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of The 401(k) Companies, Inc.)

Statement of Financial Condition

December 31, 2006

Assets

Cash and cash equivalents	$ 806,264
Receivable from clearing broker dealer	39,492
Distribution fees receivable	1,063,300
Clearing deposits	65,000
Prepaid expenses and other assets	455,290
Total assets	$ 2,429,346

Liabilities and Shareholder's Equity

Liabilities:	
Payable to Nationwide Financial Services, Inc. for income taxes	131,166
Payable to affiliate for management fees	450,594
Accounts payable and accrued expenses	306,940
Total liabilities	888,700
Shareholder's equity:	
Common stock $.0054 par value; 1,000,000 shares authorized, issued and outstanding	5,400
Additional paid in capital	2,400
Retained earnings	1,532,846
Total shareholder's equity	1,540,646
Total liabilities and shareholder's equity	$ 2,429,346

See notes to financial statements and independent auditors' report.

401(k) INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of The 401(k) Companies, Inc.)

Statement of Operations

For the Year Ended December 31, 2006

Revenues	
Commissions	$ 2,398,316
Distribution fees	8,274,444
Interest	26,291
Total revenues	10,699,051
Expenses	
Salaries and benefits	1,794,911
Management fees	7,153,966
Clearance fees	246,673
Regulatory fees	129,506
General and administrative	993,892
Total expenses	10,318,948
Income before taxes	380,103
Income tax expense	131,166
Net income	$ 248,937

See notes to financial statements and independent auditors' report.

401(k) INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of The 401(k) Companies, Inc.)

Statement of Shareholder's Equity

For the Year ended December 31, 2006

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	**Amount**			
Balances at January 1, 2006	1,000,000	$ 5,400	$ 2,400	$ 1,283,909	$ 1,291,709
Net income	-	-	-	248,937	248,937
Balances at December 31, 2006	1,000,000	$ 5,400	$ 2,400	$ 1,532,846	$ 1,540,646

See notes to financial statements and independent auditors' report.

401(k) INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of The 401(k) Companies, Inc.)

Statement of Cash Flows

For the Year ended December 31, 2006

Cash flows from operating activities:		
Net income	$	248,937
Adjustments to reconcile net income to net cash used in operating activities:		
Change in assets and liabilities		
Receivable from clearing broker dealer		(12,469)
Distribution fees receivable		(190,150)
Prepaid expenses and other assets		(329,749)
Payable to Nationwide Financial Services, Inc. for income taxes		(130,811)
Payable to affiliate for management fees		(13,111)
Accounts payable and accrued expenses		280,195
Net cash used in operating activities		(147,158)
Cash flows from investing activities:		-
Cash flows from financing activities		-
Net decrease in cash		(147,158)
Cash and cash equivalents at beginning of year		953,422
Cash and cash equivalents at end of year	$	806,264
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	14,497
Cash paid for income taxes	$	261,977

See notes to financial statements and independent auditors' report.

Note 1- Organization Nature of Business

401(k) Investment Services, Inc. (the "Company") is a broker-dealer and a member of the National Association of Securities Dealers ("NASD"). As a member of the NASD, the Company's activities are regulated by, and the Company is subject to certain filing requirements of, the Securities Exchange Act of 1934. The Company, a wholly owned subsidiary of The 401(k) Companies, Inc. (the "Parent"), was incorporated for the purpose of serving as an introducing broker-dealer for the customers of The 401(k) Company (the "Affiliate"), a wholly owned subsidiary of the Parent. The Parent is wholly owned by Nationwide Financial Services, Inc. The customers of the Affiliate are located primarily in Texas and its bordering states.

Note 2- Summary of Significant Accounting Policies

Cash Equivalents

For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on the trade date.

The Company does not carry or clear customer accounts, but operates pursuant to SEC Rule 15c3-3(k)(2)(ii), clearing transactions on a fully disclosed basis through a clearing broker. The Company also operates pursuant to SEC Rule 15c3-3(k)(2)(i) effectuating customer mutual fund transactions through a clearing organization. These clearing firms have agreed to maintain such records of the transaction effected and cleared in the customers' accounts as are customarily made and kept by a clearing firm pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Commission, and to perform all services customarily incident thereto.

Distribution Fees

The Company receives distribution fees from mutual funds for providing shareholder services. Revenue is accrued monthly as services are performed and generally paid by the fund houses on a monthly or quarterly basis. At each reporting period, the Company estimates the amounts due from fund houses and records such amounts as distribution fees receivable.

Federal Income Taxes

Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expense or benefit is based on the change in the net deferred asset or liability from period to period. A valuation allowance is established to the extent that it is more likely than not that the deferred tax asset will not be realized.

Note 2- Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments and credit risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from clearing broker dealers, distribution fees receivable and clearing deposits owned. The Company had cash balances in excess of federally insured limits of $100,000 at various times during the year (approximately $32,774 at December 31, 2006). The receivables from clearing broker dealers and clearing deposits are kept at two financial institutions that are insured by the Securities Investor Protection Corporation and are maintained at amounts below their limit of $100,000 for cash deposits and $500,000 for total deposits. Distribution fees receivable are not insured and are subject to risk of collection from the various fund managers. The Company has not recorded an allowance for the collectibility of these receivables.

Note 3- Clearing Deposits

Cash of $25,000 and $40,000 has been deposited in accordance with outstanding clearing agreements with two clearing corporations. The accounts are interest bearing. These deposits are required to be kept as long as the clearing agreements are in effect. Should a clearing agreement be cancelled, the clearing broker dealer would reduce these deposits by any cancellation fee or costs.

Note 4- Related Party Transactions

The Company and its Affiliate share certain office facilities and administrative services. The two parties have an agreement whereby the Company pays the Affiliate a monthly management fee in exchange for use of these facilities and services. Under the terms of the Modified Agreement, shared costs are allocated to the Company monthly on a reasonable basis, which is principally based upon the percentage of time spent by the Affiliate's employees providing services to the Company. During 2006, these management fees totaled $7,153,966.

The Company's revenue is 100% sourced from customers of its Affiliate or as a result of the Affiliate's relationships.

Note 5- Subordinated Liabilities

The Company had no liabilities subordinated to claims of general creditors during the years ended December 31, 2006, and accordingly, no statement of changes in liabilities subordinated to claims of general creditors is presented.

Note 6- Income Taxes

The Company and its Parent file a consolidated federal income tax return with Nationwide Financial Services, Inc. Federal income taxes are calculated on a separate company basis, and any amount of current tax attributable to the company is remitted to Nationwide Financial Services, Inc.

As of December 31, 2006, there were no significant items resulting in deferred tax assets or liabilities. Additionally, based upon the taxable income generated in 2006, the Company recorded a current tax expense and payable to Nationwide Financial Services, Inc. of approximately $131,166.

Income tax expense for the years ended December 31, 2006 differs from the amount computed by applying the U.S. Federal income tax rate of 34 percent to income before income expense as a result of the following:

Computed "expected" expense	$ 129,235
Expenses on books not allowed for taxes	1,931
	$ 131,166

Note 7- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain a minimum "net capital" and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the minimum "net capital" requirement for the Company was $50,505. "Net capital" at December 31, 2006 was $153,222. The Company's ratio of aggregate indebtedness to net capital was 4.9 to 1 at December 31, 2006.

Note 8- Commitments and Contingencies

Clearing Agreement

During fiscal year 1997, the Company entered into a contractual agreement with a clearing broker-dealer for the purpose of clearing trades for a portion of the client transactions. The contract contains a termination clause that requires the Company to pay a deconversion fee of no more than $10,000 upon termination.

Note 8- Commitments and Contingencies (Continued)

Litigation

The Company may become involved in various claims and legal actions arising in the ordinary course of business. At December 31, 2006, the Company was not involved in any claim or legal action.

Note 9- Off-Statement of Financial Condition Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-statement of financial condition risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contact at a loss.

Note 10- Employee Benefit Plans

The Company is a participant in the defined contribution plan (the "Plan") of the Parent pursuant to Section 401(k) of the Internal Revenue Code. All eligible employees who have completed 30 days of service and are of age 18 or older are eligible to participate in the Plan. Participants may contribute up to 100% of their salary up to the federal maximum of $15,000 for 2006. The Company may make discretionary contributions during each year in such amounts as it deems appropriate. After completion of their first year of service, employees begin vesting at a rate of 33% per year until becoming fully vested once four years of service is obtained. Distributions under the Plan are not permitted before age 59 ½ except for death, disability and termination of employment or financial hardship as defined under the Plan. Matching contributions of approximately $38,000 were charged to operations during the year ended December 31, 2006.

Note 11- Subsequent Events

Nationwide Financial Services, Inc. has entered into an agreement with Charles Schwab Corporation to sell the Parent. This transaction is expected to occur late in the first quarter of 2007.

Schedule I

401(k) INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of The 401(k) Companies, Inc.)

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2006

Net capital:		
Total shareholder's equity	$	1,540,646
Adjustments to shareholder's equity for		
non-allowable assets and related liabilities:		
Distribution fees receivable		(1,063,300)
Prepaid expenses and other assets		(455,290)
Payable to Nationwide Financial Services, Inc. for income taxes (Discretionary)		131,166
Total net capital	$	153,222
Aggregate indebtedness		
Payable to affiliate for management fees		450,594
Accounts payable and accrued expenses		306,940
Total aggregate indebtedness	$	757,534
Computation of basic net capital requirement		
Minimum net capital required (greater of $25,000 or 6 2/3% of aggregate indebtedness)	$	50,505
Net capital in excess of minimum requirement	$	102,717
Ratio of aggregate indebtedness to net capital		4.9 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2006 as reported by 401(k) Invesment Services, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

INDEPENDENT AUDITORS' REPORT

ON INTERNAL CONTROL

To the Shareholder of 401(k) Investment Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of 401(k) Investment Services, Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

SAN FRANCISCO, CALIFORNIA
50 Francisco Street, Suite 120
San Francisco, CA 94133
tel (415) 399-1330
fax (415) 399-9212

ORANGE COUNTY, CALIFORNIA
18301 Von Karman Avenue, Suite 430
Irvine, CA 92612
tel (949) 724-9564
fax (949) 724-9860

AUSTIN, TEXAS
5918 West Courtyard, Suite 400
Austin, TX 78730
tel (512) 258-9670
fax (512) 258-5895

HOUSTON, TEXAS
5847 San Felipe, Suite 3210
Houston, TX 77057
tel (713) 426-3500
fax (713) 426-3553

PMB Helin Donovan

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 16, 2007


END